Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

(unaudited)

	Three Months Ended December 31,
	2003	2002
Numerator:
Net Income	$1,173,811	$849,808

Denominator:
Denominator for basic earnings per share-weighted-average shares	9,730,977	9,699,729

Effect of dilutive securities:
Employee stock options	63,680	43,710

Contingently issuable shares	209,926	—

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	10,004,583	9,743,439

Basic earnings per share	$0.12	$0.09
Diluted earnings per share	$0.12	$0.09